May 20, 2019

Wenshan Xie
Chief Executive Officer
E-Home Household Service Holdings Ltd
Floor 9, Building 14, HaixiBaiyue Town
No. 14 Duyuan Road, Luozhou Town
Cangshan District, Fuzhou City 350001
People's Republic of China

       Re: E-Home Household Service Holdings Ltd.
           Amended Draft Registration Statement on Form F-1
           Submitted May 10, 2019
           CIK No. 0001769768

Dear Mr. Xie:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Our references to prior comments are to comments in our April 10, 2019 letter.

Form DRS/A filed May 10,2019

Prospectus Summary, page 1

1. In your response to our prior comment 2, you disclose that "[r]egistered members are those customers who followed our WeChat official account and provided their profiles, including their phone numbers or WeChat User IDs." Please revise to clarify why you believe the number of registered members is a useful metric and how it relates to your generation of revenues. For example, disclose the number of registered users who were paying customers and used your services in each period discussed. Wenshan Xie
FirstName LastNameWenshan Xie Ltd
E-Home Household Service Holdings
Comapany NameE-Home Household Service Holdings Ltd
May 20, 2019
May 20, 2019 Page 2
Page 2
FirstName LastName
Use of Proceeds, page 32

2. We note your disclosure in response to our prior comment 4. To provide context, please quantify how much of your net offering proceeds would likely be available for investment in your PRC operations. For example, quantify the current statutory limits on your ability to loan or make capital contributions to your PRC subsidiary and to make loans to your
         VIEs. Also disclose, if true, that you expect the IPO proceeds to be used in China in the form of RMB and, therefore, your PRC subsidiary, VIEs and their subsidiaries will need to convert any capital contributions or loans from U.S. dollars to RMB.

Financial Statments, page F-1

3. We note your response to comment 11 however, we continue to believe you should provide condensed financial statements of the registrant required by 12-04 of Regulation
         S-X.
Revenue Recognition, page F-12

4. We note in your response to comment 14, the Company is obligated to provide market development and to provide customer information to the service outlet. Please explain to us the nature of the Company's performance obligations to the home appliance services and housekeeping services end customers. Tell us if the end customer believes they have engaged the Company or the service outlet to perform the service. In this regard, tell us if the end customer contracts separately with the service outlet. If not, explain how the end customer and the service outlet reach an understanding with respect to the services that are to be performed. Also, explain how disputes concerning the quality of service are resolved between the service outlet, the Company, and the end customer.
5. We note in your response to comment 14 the service outlet is responsible for collection. Tell us if the Company has an obligation to pay the service outlet in the event they are unable to collect from the end customer. Also, tell us if the service outlet is obligated to pay the Company in the event they are unable to collect from the end customer.
Note 3 - Accounts Receivable, Net, page F-16

6. We note in your response to comment 14 the service outlet is responsible for collection.
         Please indicate in this footnote the amount of account receivable that is due from your service outlets and the amount due from the end customer. Also, with respect to the amount of receivables due from your service outlet, please clarify if the accounts receivable is stated net of the amount of any fee due to the service outlet, i.e.
         stated in the amount of cash you anticipate will ultimately be collected.
 Wenshan Xie
FirstName LastNameWenshan Xie Ltd
E-Home Household Service Holdings
Comapany NameE-Home Household Service Holdings Ltd
May 20, 2019
Page 3
May 20, 2019 Page 3
FirstName LastName
Consolidated Statements of Changes in Shareholders' Equity, page F-27

7. Please provide us a detailed reconciliation of the opening balance of retained earnings of
         $1,369,024 as of June 30, 2016 and the June 30, 2016 year-end balance reported in the
         Company's financial statements filed with the Shanghai Equity
Exchange.
Consolidated Statements of Cash Flows, page F-28

8. Please provide us a detailed reconciliation of the amount of cash and cash equivalents at beginning of fiscal year 2017 of $2,770,719 and the June 30, 2016 year-end balance reported in the Company's financial statements filed with the Shanghai Equity Exchange.
General

9. In response to our prior comment 18, you provided supplemental materials that are in
         Chinese with only portions translated to English. Please provide us with fully translated copies so that we may better evaluate the materials.
        You may contact Charles Eastman, Staff Accountant, at (202) 551-3794 or Robert S.
Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Greg Dundas, Staff
Attorney, at (202) 551-3436 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
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